  As filed with the Securities and Exchange Commission on March 29, 2001

Registration No. 333-54948

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT

OF 1933 OF SECURITIES OF UNIT INVESTMENT

TRUSTS REGISTERED ON FORM N-8B-2

A. Exact name of trust:

EQUITY INVESTOR FUND
BIOTECHNOLOGY PORTFOLIO 2001 SERIES A

DEFINED ASSET FUNDS

B. Names of depositors:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

DEAN WITTER REYNOLDS INC.

C. Complete addresses of depositors' principal executive offices:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED Defined Asset Funds P.O. Box 9051 Princeton, NJ 08543-9051	DEAN WITTER REYNOLDS INC. Two World Trade Center—59th Floor New York, NY 10048

D. Name and complete address of agents for service:

TERESA KONCICK, ESQ. P.O. Box 9051 Princeton, NJ 08543-9051
Copies to:
DOUGLAS LOWE, ESQ. Dean Witter Reynolds Inc. Two World Trade Center—59th Floor New York, NY 10048	NORA M. JORDAN, ESQ. 450 Lexington Avenue New York, NY 10017

E. Title of Securities Being Registered:

An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. Approximate date of proposed sale to public.

As soon as practicable after the effective date of the Registration Statement.

/x/ Check box if it is proposed that this Registration Statement shall become effective upon filing on March 29, 2001, pursuant to Rule 487.

Defined Asset Funds®
Equity Investor Fund Biotechnology Portfolio 2001 Series A (A Unit Investment Trust)
• Designed for Capital Appreciation
• Convenient way to participate in the Biotechnology Sector
Sponsors: Merrill Lynch, Pierce, Fenner & Smith Incorporated Dean Witter Reynolds Inc.

The Securities and Exchange Commission has not approved or disapproved these Securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated March 29, 2001.

Defined Asset Funds®

Defined Asset Funds® is America's oldest and largest family of unit investment trusts, with over $195 billion sponsored over the last 30 years. Defined Asset Funds has been a leader in unit investment trust research and product innovation. Our family of Funds helps investors work toward their financial goals with a full range of quality investments, including municipal, corporate and government bond portfolios, as well as domestic and international equity portfolios.

Defined Asset Funds offer a number of advantages:

  •
  A disciplined strategy of buying and holding with a long-term view is the cornerstone of Defined Asset Funds.
  •
  Fixed portfolio: Defined Funds follow a buy and hold investment strategy; funds are not managed and portfolio changes are limited.
  •
  Defined Portfolios: We choose the stocks and bonds in advance, so you know what you're investing in.
  •
  Professional research: Our dedicated research team seeks out stocks or bonds appropriate for a particular fund's objectives.
  •
  Ongoing supervision: We monitor each portfolio on an ongoing basis.

No matter what your investment goals, risk tolerance or time horizon, there's probably a Defined Asset Fund that suits your investment style. Your financial professional can help you select a Defined Asset Fund that works best for your investment portfolio.

Risk/Return Summary

1.
What is the Portfolio's Objective?
The objective of this Defined Fund is capital appreciation by investing for a period of two years in a fixed portfolio of stocks in the biotechnology sector of the healthcare industry.

You can participate in the Portfolio by purchasing units. Each unit represents an equal share of the stocks in the Portfolio and receives an equal share of income distributions, if any.
2.
What is the Portfolio's Investment Strategy?

The Portfolio contains 19 stocks in the biotechnology sector of the healthcare industry. Analysts from the Merrill Lynch Global Research and Economics Group consider the stocks to be among the most attractive in the biotechnology sector. They believe that the fundamentals of this sector remain strong, and they anticipate good underlying earnings growth and new product development. The stocks were also screened for market capitalization and liquidity.

We believe a current opportunity exists with biotechnology stocks because of:

•
high levels of development of new products and applications;

•
the importance of biotechnology products in healthcare;

•
strong sales that have generated cash flow;

•
the seasoning of companies in this industry;

•
the resistance of demand to economic downturns;

•
the advantages over potential generic competition;

•
an aging population; and

•
inter-company efforts to produce, develop and market new drugs.

The Portfolio plans to hold the stocks in the Portfolio for about two years. At the end of approximately two years, we will liquidate the Portfolio and apply a similar Strategy to select a new portfolio, if available.
3.
What industry sectors are represented in the Portfolio?

Based upon the principal business of each issuer and current market values, the Portfolio represents the following industry group:
Approximate Portfolio Percentage
•	Biotechnology	100%
4.
What are the Significant Risks?

You can lose money by investing in the Portfolio. This can happen for various reasons, including:

•
Biotechnology stock prices can be extremely volatile and therefore the Portfolio may be considered speculative. Investors should assess their risk tolerance and investment time horizon before purchasing units of this Portfolio.

•
Share prices may decline during the life of the Portfolio.

•
Because the Portfolio is concentrated in biotechnology stocks, adverse developments in this industry may affect the value of your units. These risks are discussed later in the prospectus under Concentration Risk.

•
The Portfolio may continue to purchase or hold the stocks originally selected even though their market value may have changed.

•
The Portfolio does not reflect any investment recommendations of the Sponsors, and any one or more of the stocks in the Portfolio may, from time to time, be subject to sell recommendations from one or more of the Sponsors.
5.
Is this Portfolio Appropriate for You?

Yes, if you want capital appreciation. You will benefit from a professionally selected and supervised portfolio. Because this Portfolio focuses on one industry sector, it should be considered as a vehicle for investing a portion of your assets and not as a complete equity investment program.

The Portfolio is not appropriate for you if you are unwilling to take the increased risk involved with an aggressive growth equity investment or if you are seeking preservation of capital or current income.

Defined Portfolio

Equity Investor Fund
Biotechnology Portfolio 2001 Series A
Defined Asset Funds

Name of Issuer		Ticker Symbol	Percentage of Portfolio (1)	Price Per Share to Portfolio	Cost to Portfolio (2)

1.	Adolor Corporation	ADLR	3.01%	$17.6250	$10,575.00
2.	Amgen, Inc.	AMGN	7.98	59.5625	27,994.38
3.	Biogen, Inc.	BGEN	3.05	62.9375	10,699.38
4.	Celgene Corporation	CELG	2.07	25.0000	7,250.00
5.	Chiron Corporation	CHIR	3.00	43.8125	10,515.00
6.	CV Therapeutics, Inc.	CVTX	6.08	29.6250	21,330.00
7.	Genentech, Inc.	DNA	6.02	48.0000	21,120.00
8.	Genzyme Corporation (General Division)	GENZ	9.98	89.7900	35,018.10
9.	IDEC Pharmaceuticals Corporation	IDPH	7.97	39.3750	27,956.25
10.	ImClone Systems, Inc.	IMCL	2.96	31.5000	10,395.00
11.	Immunex Corporation	IMNX	8.03	12.6250	28,153.75
12.	Immunomedics, Inc.	IMMU	3.01	10.0625	10,565.63
13.	Inhale Therapeutic Systems, Inc.	INHL	6.08	19.9375	21,333.13
14.	MedImmune, Inc.	MEDI	9.72	34.8125	34,116.25
15.	NPS Pharmaceuticals, Inc.	NPSP	2.01	22.7500	7,052.50
16.	Regeneron Pharmaceuticals, Inc.	REGN	3.00	24.5000	10,535.00
17.	Serono SA†	SRA	10.00	20.0500	35,087.50
18.	Teva Pharmaceutical Industries Limited*†	TEVA	2.99	54.9375	10,438.13
19.	Vertex Pharmaceuticals, Inc.	VRTX	3.04	33.3750	10,680.00

			100.00%		$350,815.00

(1)	Based on Cost to Portfolio.
(2)	Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on March 28, 2001, the business day prior to the initial date of deposit. The value of the securities on any subsequent business day will vary.
*	This stock currently pays dividends.
†	This issuer is a foreign corporation; dividends, if any, may be subject to withholding taxes.
Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

            Please note that if this prospectus is used as a preliminary prospectus for a future fund in this Series, the Portfolio will contain different stocks from those described above.

Risk/Return Summary (Continued)

6.
What are the Portfolio's Fees and Expenses?

    Unitholder Fees

As a percentage of amount invested
Creation and Development Fee (.25% of nav per year, max. of .30% per year of your initial investment)	.60% max.*
Sales Charges	4.00% max.**

Total Maximum Sales Charges (including creation and development fee)	4.60% max.

*	You will pay less than this amount unless the average net asset value (nav) of the Portfolio on the date of collection is
considerably higher than your initial investment. See below for a table with examples.

**	You will pay less than this amount if you are rolling over an investment, swapping into this fund from other Defined Asset
Funds or unit trusts, purchasing through certain fee-based
accounts or eligible to pay a lower sales charge based on
minimum amounts invested. See page 10 for further details.
Organization Costs per 1,000 units (deducted from Portfolio assets at the close of the initial offering period)	$2.58
Estimated Annual Operating Expenses

This table shows the costs and expenses you may pay, directly or indirectly, when you invest in the Portfolio.
	As a % of Net Assets	Amount Per 1,000 Units
Trustee's Fee	.091%	$0.90
Portfolio Supervision, Bookkeeping and Administrative Fees (including updating expenses)	.071%	$0.70
Other Operating Expenses	.044%	$0.44

Total	.206%	$2.04

   Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year	3 Years	5 Years	10 Years
$329	$781	$1,258	$2,559

   Creation and Development Fee

The Creation and Development Fee is a charge of .25% per year collected at the end of the offering period which is generally 90 days and on the first anniversary of the date of deposit. It compensates the Sponsors for the creation and development of the Portfolio and is computed based on the Portfolio's average daily net asset value through the dates of collection.

No portion of the Creation and Development Fee is applied to the payment of costs associated with marketing and distributing the Portfolio.

The Creation and Development Fee may be more or less than .25% per year of your initial investment depending on the average net asset value on the dates of collection. In no event, however, will you pay more than .60% of your initial investment.

The following table shows how the Creation and Development Fee as a percentage of your initial investment may vary as average net asset value changes.
If your initial investment was	and average daily net asset value on each of the dates of collection is	your C & D Fee per year as a percentage of your initial investment would be		and your total C&D Fee for two years as a percentage of your initial investment would be
$1000	$1200	.30%	*	.60%
$1000	$1000	.25%		.50%
$1000	$800.20%			.40%

*	This represents the maximum Creation and Development Fee.

   Marketing and Distribution Fees

You will pay an initial sales fee of approximately 1.00%. In addition, six monthly deferred sales charges of $2.50 per 1,000 units ($15.00 annually) will be deducted from the Portfolio's net asset value each year of the Portfolio's two-year life (October 1, 2001 through March 1, 2002 and April 1, 2002 through September 1, 2002).

The sales fee covers the costs associated with marketing and distributing the Portfolio.
7.
Is the Portfolio Managed?

Unlike a mutual fund, the Portfolio is not managed and stocks are not sold because of market changes. The Sponsors monitor the portfolio and may instruct the Trustee to sell securities if the issuer no longer meets the selection criteria or under certain other limited circumstances.
8.
How do I Buy Units?

You can buy units from any of the Sponsors and other broker-dealers. The Sponsors are listed later in this prospectus. Some banks may offer units for sale through special arrangements with the Sponsors, although certain legal restrictions may apply.

The minimum investment is $250.
Unit Price per 1,000 Units (as of March 28, 2001)	$999.87
Unit Price is based on the net asset value of the Portfolio plus the up-front sales fee.

The Unit Price includes the estimated organization costs of $2.58 per 1,000 units, to which no sales fee has been applied.

The Portfolio stocks are valued by the Trustee on the basis of their closing prices at 4:00 p.m. Eastern time every business day. Unit price changes every day with changes in the prices of the stocks.
9.
How do I Sell Units?

You may sell your units at any time to the Sponsors or the Trustee for the net asset value determined at the close of business on the date of sale, less any remaining deferred sales fee and the costs of liquidating securities to meet the redemption.
10.
How are Distributions Made and Taxed?

Any dividend income that is received by the Portfolio will be distributed to you on the 25th of August 2001, January and August 2002, and January 2003, if you hold units on the 10th of those months. However, if the distribution would be less than $1.00 per 1,000 units, the income will be distributed at the next scheduled distribution date or termination.

For tax purposes, you will be considered to have received all the dividends paid on your pro rata portion of each security in the Portfolio when those dividends are received by the Portfolio regardless of whether you reinvest your dividends in the Portfolio and regardless of the fact that a portion of the dividend payments may be used to pay expenses of the Portfolio. If you are a corporate investor, you may be eligible for the dividends-received deduction with respect to dividends paid on U.S. Securities in the Portfolio if you satisfy the applicable holding period and other requirements. Foreign investors' shares of dividends paid on any U.S. Securities in the Portfolio will generally be subject to withholding taxes.
11.
What Other Services are Available?

    Reinvestment

You may choose to reinvest any distributions into additional units of the Portfolio. Unless you choose reinvestment, you will receive your distribution in cash.

    Exchange Privileges

You may exchange units of this Portfolio for units of certain other Defined Asset Funds. You may also exchange into this Portfolio from certain other funds. We charge a reduced sales fee on designated exchanges.

What You Can Expect from Your Investment

Income

There are two scheduled dividend distribution dates during the life of the Portfolio. However, if on either distribution date the income in the fund is less than $1.00 per 1,000 units, the income will be distributed on the next scheduled distribution date or at termination.

There can be no assurance that any dividends will be declared or paid.

Records and Reports

You will receive:

•
a notice from the Trustee if new equity securities are deposited in exchange or substitution for equity securities originally deposited;
•
annual reports on Portfolio activity; and
•
annual tax information. This will also be sent to the IRS. You must report the amount of income received. Please contact your tax adviser in this regard.

You may inspect records of Portfolio transactions at the Trustee's office during regular business hours.

The Risks You Face

Concentration Risk

When stocks in a particular industry make up 25% or more of the Portfolio, it is said to be "concentrated" in that industry, which makes the Portfolio less diversified.

Here is what you should know about the Portfolio's concentration in the biotechnology sector of the healthcare industry.

  •
  Biotechnology companies need to price drugs to cover costs. Increased competition, managed care, larger provider networks and a planned medicare program may make it difficult to raise prices, and in fact, may result in price discounting.
  •
  Biotechnology companies are regulated by the Food and Drug Administration. Before any drug or medical device can be sold, it must receive FDA approval. The process to obtain FDA approval has historically been long and costly, and it is becoming increasingly difficult to recoup these costs.
  •
  Biotechnology companies face the risk of large product liability suits and consequently must carry expensive liability insurance.
  •
  The biotechnology industry is an emerging growth industry, and therefore biotechnology companies may be thinly capitalized and more volatile than companies with greater capitalization.
  •
  Biotechnology companies generally retain earnings to finance the company's expansion, and as a result no dividends may be paid. Additional capital may be required to market new products on a commercial basis.
  •
  Biotechnology companies may be dependent for their revenues on only a few products, and may depend on their competitors to produce and market their products. These companies are therefore susceptible to product obsolescence, a common problem in a rapidly developing area like biotechnology.

Litigation and Legislation Risks

We do not know of any pending litigation that might have a material adverse effect upon the Portfolio.

Selling or Exchanging Units

You can sell your units at any time for a price based on their net asset value. Your net asset value is calculated each business day by:

  •
  adding the value of the Portfolio Securities, cash and any other Portfolio assets;
  •
  subtracting accrued but unpaid Portfolio expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors, and any other Portfolio liabilities; and
  •
  dividing the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in the Portfolio.

As of the close of the initial offering period, the price you receive will be reduced to pay the Portfolio's estimated organization costs.

If you sell your units before the final deferred sales fee installment in each year, the amount of any payments remaining in that year will be deducted from your proceeds.

Sponsors' Secondary Market

While we are not obligated to do so, we will buy back units at net asset value less any remaining deferred sales fee and the cost of liquidating securities to meet the redemption. We may resell the units to other buyers or to the Trustee.

We have maintained a secondary market continuously for more than 28 years, but we could discontinue it without prior notice for any business reason.

Selling Units to the Trustee

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by contacting your broker, dealer or financial institution that holds your units in street name. Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee will sell your units in the over-the-counter market if it believes it can obtain a higher price. In that case, you will receive the net proceeds of the sale.

If the Portfolio does not have cash available to pay you for the units you are selling we will select securities to be sold. These sales could be made at times when the securities would not otherwise be sold and may result in your receiving less than you paid for your unit and also reduce the size and diversity of the Portfolio.

If you sell units with a value of at least $250,000, you may choose to receive your distribution "in kind." If you so choose, you will receive securities and cash with a total value equal to the price of your units. The Trustee will try to distribute securities in the portfolio pro rata, but it reserves the right to distribute only one or a few securities. The Trustee will act as your agent in an in-kind distribution and will either hold the securities for your account or transfer them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of securities distributed in-kind.

There could be a delay in paying you for your units:

  •
  if the New York Stock Exchange is closed (other than customary weekend and holiday closings);
  •
  if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the securities not reasonably practicable; and
  •
  for any other period permitted by SEC order.

Rollover/Exchange Option

When this Portfolio is about to terminate, you may have the option to roll your proceeds into a new Biotechnology Portfolio if one is available.

If a rollover option is available, and you hold your units with one of the Sponsors and notify your financial adviser by March 26, 2003, your units will be redeemed and certain distributed securities plus the proceeds from the sale of the remaining distributed securities will be reinvested in units of a new Biotechnology Portfolio. If you decide not to roll over your proceeds, you will receive a cash distribution (or, if you are eligible and you so choose, an in-kind distribution) after the Portfolio terminates.

If you do not elect the rollover option by the above notification date, but later inform your financial professional that you want to invest in the next Biotechnology Portfolio, you will recognize gain, if any, with respect to your pro rata share of each security in this Portfolio. You will not be entitled to claim a loss in respect of any security to the extent that the same security is included in your pro rata share of the next Biotechnology Portfolio.

The Portfolio will terminate by April 28, 2003. However, we may extend the termination date for a period no longer than 30 days without giving notice to you. You may, by written notice to the Trustee at least ten business days prior to termination, elect to receive an in-kind distribution of your pro rata share of the securities remaining in the Portfolio at that time (net of your share of expenses). Of course, you can sell your units at any time prior to termination.

If you continue to hold your units, you may exchange units of this Portfolio any time before this Portfolio terminates for units of certain other Defined Asset Funds at a reduced sales fee if your investment goals change. In addition, you may exchange into this Portfolio from certain other Defined Asset Funds and unit trusts. To exchange units, you should talk to your financial professional about what Series are exchangeable, suitable and currently available.

We may amend or terminate the options to exchange your units or roll your proceeds at any time without notice.

How The Fund Works

Pricing

Units are charged a combination of initial and deferred sales fees.

In addition, during the initial offering period, a portion of the price of a unit also consists of securities to pay all or some of the costs of organizing the Portfolio including:

  •
  cost of initial preparation of legal documents;
  •
  federal and state registration fees;
  •
  initial fees and expenses of the Trustee;
  •
  initial audit; and
  •
  legal expenses and other out-of-pocket expenses.

The estimated organization costs will be deducted from the assets of the Portfolio as of the close of the initial offering period.

The deferred sales fee is generally a monthly charge of $2.50 per 1,000 units ($15.00 annually) and is accrued in six monthly installments each year of the Portfolio's life. Units redeemed or repurchased prior to the accrual of the final deferred sales fee installment in each year will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution. (This deduction will be waived in the event of the death or disability, as defined in the Internal Revenue Code of 1986, of an investor). If you redeem or sell your units before April 1, 2002, you will pay only the balance of any deferred sales fee remaining for the first year. If you redeem or sell your units on or after April 1, 2002 you will pay the remaining balance of the deferred sales fee for the second year. The initial sales fee is equal to the aggregate sales fee less the aggregate amount of any remaining installments of the deferred sales fee.

It is anticipated that securities will not be sold to pay the deferred sales fee until after the date of the last installment. Investors will be at risk for market price fluctuations in the securities from the several installment accrual dates to the dates of actual sale of securities to satisfy this liability.

Evaluations

The Trustee values the securities on each business day (i.e., any day other than Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). If the securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system or, if closing sales prices are not available, at the mean between the closing bid and offer prices.

Income

•
The annual income per unit, if any, after deducting estimated annual Portfolio expenses per unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the securities and changes in the expenses of the Portfolio and, to a lesser degree, upon the level of sales of securities. There is no assurance that dividends on the securities will be declared or paid.

•
Each unit receives an equal share of any distributions of dividend income net of estimated expenses. Because dividends on the securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the income account. The Trustee credits dividends received to an Income Account and other receipts to a Capital Account. The Trustee may establish a reserve account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

Expenses

The Trustee is paid a fee monthly. It also benefits when it holds cash for the Portfolio in non-interest bearing accounts. The Trustee may also receive additional amounts:

  •
  for extraordinary services and costs of indemnifying the Trustee and the Sponsors;
  •
  costs of actions taken to protect the Portfolio and other legal fees and expenses;
  •
  expenses for keeping the Portfolio's registration statement current; and
  •
  Portfolio termination expenses and any governmental charges.

The Sponsors are currently reimbursed up to 70¢ per 1,000 units annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Portfolio. Legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating the Portfolio's registration statement yearly are also now chargeable to the Portfolio. While this fee may exceed the amount of these costs and expenses attributable to this Portfolio, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. Certain of these expenses were previously paid for by the Sponsors.

The Sponsors will receive an annual Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsors for the creation and development of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.

The Trustee's and Sponsors' fees may be adjusted for inflation without investors' approval.

You will pay an initial sales fee of approximately 1.00% (based on a unit price of $1,000 per 1,000 units), and a deferred sales fee of $15.00 per 1,000 units per year (an aggregate sales fee of 4.00%, not including the Creation and Development

Fee). If you are an employee of one of the Sponsors, you will pay only the deferred sales fee; the initial sales fee will be waived. If you hold units in certain eligible accounts offered by one of the Sponsors, you will pay no initial or deferred sales fee. If you invest $50,000 or more on a single day in one or more Defined Asset Funds subject to a deferred sales charge, you will receive a reduction in the initial sales fee as indicated below.

If you invest:	Your initial sales fee will be*:	Your deferred sales fee per 1,000 units per year will be:
Less than $50,000	1.00%	$15.00
$50,000 to $99,999	0.75%	$15.00
$100,000 to $249,999	0.25%	$15.00
$250,000 to $999,999	0.00%	$15.00

*These percentages are based on a unit price of $1,000 per 1,000 units. These percentages will vary as the unit price changes.

If you invest $1,000,000 or more, you will pay an aggregate sales fee of 2.25% (based on a unit price of $1,000 per 1,000 units). You will not pay an initial sales fee, and you will be credited with additional units which will effectively reduce your deferred sales fee.

The deferred sales fees you owe are paid from the Capital Account. Although we may collect the deferred sales charge monthly, to keep units more fully invested we do not currently plan to pay the deferred sales charge until after the rollover notification date.

The Sponsors will pay advertising and selling expenses at no charge to the Portfolio. If Portfolio expenses exceed initial estimates, the Portfolio will owe the excess. The Trustee has a lien on Portfolio assets to secure reimbursement of Portfolio expenses and may sell securities if cash is not available.

Portfolio Changes

If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which may affect the composition of the portfolio.

We decide whether to offer for sale units that we acquire in the secondary market after reviewing:

  •
  diversity of the Portfolio;
  •
  size of the Portfolio relative to its original size;
  •
  ratio of Portfolio expenses to income; and
  •
  cost of maintaining a current prospectus.

If a Portfolio is buying or selling a stock actively traded on a national securities exchange or certain foreign exchanges, it may buy from or sell to another Defined Asset Fund at the stock's closing sale price (without any brokerage commissions).

Portfolio Termination

When the Portfolio is about to terminate you will receive a notice, and you will be unable to sell your units after that time. Unless you choose to receive an in-kind distribution of securities, we will sell any remaining securities, and you will receive your final distribution in cash.

You will pay your share of the expenses associated with termination, including brokerage costs in selling securities. This may reduce the amount you receive as your final distribution.

No Certificates

All investors are required to hold their units in uncertificated form and in "street name" by their broker, dealer or financial institution at the Depository Trust Company.

Trust Indenture

The Portfolio is a "unit investment trust" governed by a Trust Indenture, a contract among the Sponsors and the Trustee, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Sponsors and the Trustee may amend the Indenture without your consent:

  •
  to cure ambiguities;
  •
  to correct or supplement any defective or inconsistent provision;
  •
  to make any amendment required by any governmental agency; or
  •
  to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsors).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Portfolio without your written consent.

The Trustee may resign by notifying the Sponsors. The Sponsors may remove the Trustee without your consent if:

  •
  it fails to perform its duties;
  •
  it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities; or
  •
  the Sponsors determine that its replacement is in your best interest.

Investors holding 51% of the units may remove the Trustee. The Trustee may resign or be removed by the Sponsors without the consent of investors. The resignation or removal of the Trustee becomes effective when a successor accepts appointment. The Sponsors will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee may petition a court to appoint a successor.

Any Sponsor may resign as long as one Sponsor with a net worth of $2 million remains and agrees to the resignation. The remaining Sponsors and the Trustee may appoint a replacement. If there is only one Sponsor and it fails to perform its duties or becomes bankrupt the Trustee may:

  •
  remove it and appoint a replacement Sponsor;
  •
  liquidate the Portfolio; or
  •
  continue to act as Trustee without a Sponsor.

Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as agent for the Sponsors.

The Trust Indenture contains customary provisions limiting the liability of the Trustee and the Sponsors.

Legal Opinion

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsor, has given an opinion that the units are validly issued.

Auditors

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent auditors, audited the Statement of Condition included in this prospectus.

Sponsors:

The Sponsors are:

Merrill Lynch, Pierce, Fenner & Smith Incorporated (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.) P.O. Box 9051,
Princeton, NJ 08543-9051
Dean Witter Reynolds Inc. (a principal operating subsidiary of Morgan Stanley Dean Witter & Co.) Two World Trade Center—59th Floor,
New York, NY 10048

Each Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer each Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

Special Dealer:

UBS PaineWebber Inc. (an indirect subsidiary of UBS AG and an affiliate of UBS Warburg LLC)
1285 Avenue of the Americas, New York, NY 10019

Trustee

The Chase Manhattan Bank, Unit Investment Trust Department, 4 New York Plaza—6th Floor, New York, NY 10004, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

Underwriters' and Sponsors' Profits

The Sponsors receive sales fees when it sells units. Any cash made available by you to the Sponsors before the settlement date for those units may be used in the Sponsors' business to the extent permitted by federal law and may benefit the Sponsors.

Each Sponsor may realize profits or sustain losses on stocks in the Portfolio which were acquired from underwriting syndicates of which it was a member.

The Sponsors will receive an annual Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsors for the creation and development of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.

During the initial offering period, the Sponsors may realize profits or sustain losses on units it holds due to fluctuations in the price per unit. The Sponsors experienced a loss of $65.70 on the initial deposit of the Securities. Any profit or loss to the Portfolio will be effected by the receipt of applicable sales fees and a gain or loss on subsequent deposits of securities. In maintaining a secondary market, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which it buys units and the prices at which it resells or redeems them.

Public Distribution

During the initial offering period, units will be distributed to the public by the Sponsors and dealers who are members of the National Association of Securities Dealers, Inc.

Commercial banks and their securities broker subsidiaries that have agreements with the Sponsors may make units available to their customers as their agents. A portion of the sales charge will be retained or remitted to the banks.

Any dealer who sells an aggregate of $700 million worth of primary market units of Defined Asset Funds unit investment trusts during any calendar year may qualify as a special dealer, and will be entitled to the dealer concession stated below on units purchased during the calendar year immediately following the year in which the dealer qualified as a special dealer. The Sponsors may discontinue offering units with a special dealer concession at any time and without notice.

Amount Purchased	Special Dealer Concession as a percentage of the Public Offering Price
Less than $50,000	2.475%
$50,000 to $99,999	2.225%
$100,000 to $249,999	1.725%
$250,000 to $999,999	1.475%
$1,000,000 and over	0.725%

The Sponsors do not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.

Code of Ethics

The Portfolio and the Agent for the Sponsors have each adopted a code of ethics requiring pre-clearance and reporting of personal securities transactions by its employees with access to information on Portfolio transactions. Subject to certain conditions, the codes permit employees to invest in Portfolio securities for their own accounts. The codes are designed to prevent fraud, deception and misconduct against the Portfolio and to provide reasonable standards of conduct. These codes are on file with the Commission and you may obtain a copy by contacting the Commission at the address listed on the back cover of this prospectus.

Advertising and Sales Literature

Advertising and sales literature may include brief descriptions of the businesses and products of the companies in the Portfolio. It may describe some of the history and developments in the biotechnology industry. It may also discuss Institutional Investors' ranking of Merrill Lynch equity research based on the total number of All-American Research Team Analysts and the scope of research coverage.

Sales material may discuss developing a long-term financial plan, working with your financial professional; the nature and risks of various investment strategies and Defined Asset Funds that could help you toward your financial goals and the importance of discipline; how securities are selected for these funds, how the funds are created and operated, features such as convenience and costs, and options available for certain types of funds including automatic reinvestment, rollover, exchanges and redemption. It may also summarize some similarities and differences with mutual funds and discuss the philosophy of spending time in the market rather than trying to time the market, including probabilities of negative returns over various holding periods.

Advertising and sales literature may state past total return performance of the Portfolio for various periods. Returns are computed by taking price changes for the period plus income reinvested, divided by the initial public offering price, and reflecting deduction of maximum Portfolio sales charges and expenses. For periods of more than a year, average annualized returns shall be stated, which may be accompanied with no greater prominence by statement of cumulative total returns. Returns without reflecting deduction of sales charges or only of deferred sales charges may also be stated with no greater prominence than total returns reflecting deduction of all sales charges when the different basis of computation is disclosed.

Sales literature and articles may state research opinions on the economy and industry sectors and include a list of funds generally appropriate for pursuing these recommendations.

Taxes

The following discussion summarizes some of the important income tax consequences of holding Units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances or subject to special rules. You should consult your own tax adviser about your particular circumstances.

In the opinion of our counsel, under existing law:

General Treatment of the Fund and Your Investment

The Portfolio will not be taxed as a corporation for federal income tax purposes, and you will be considered to own directly your share of each Security in the Portfolio. You will be considered to receive your share of any dividends paid when those dividends are received by the Portfolio. Income from dividends will be taxed at ordinary income rates. If you are a corporate investor, you may be eligible for the dividends-received deduction with respect to dividends paid on U.S. Securities in the Portfolio if you satisfy the applicable holding period and other requirements. You should consult your tax adviser in this regard.

Gain or Loss Upon Disposition

You will generally recognize a gain or loss when you dispose of your units for cash (by sale or redemption), when you exchange your units for units of another Defined Asset Fund or when the Trustee disposes of the securities in the Portfolio. You generally will not recognize a gain or loss on an "in-kind" distribution to you of your proportional share of the Portfolio Securities, whether it is in redemption of your units or upon termination of the Portfolio. Your holding period for the distributed Securities will include your holding period in your units.

If a rollover option is available, and you do not hold your Portfolio in a currently non-taxable account (e.g., an IRA account), you may elect to roll over your investment in the Portfolio. If you so elect by March 26, 2002, you will recognize gain or loss only with respect to your share of those securities that are not rolled over into the new portfolio. You will not recognize gain or loss with respect to your share of those securities that are rolled over, and your basis in those securities will remain the same as before the rollover.

If you do not elect the rollover option by the above notification date, but later inform your financial professional that you want to invest in the next Biotechnology Portfolio, you will recognize gain, if any, with respect to your pro rata share of each security in this Portfolio. You will not be entitled to claim a loss in respect of any security to the extent that the same security is included in your pro rata share of the next Biotechnology Portfolio.

If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain or loss from the Portfolio will be long-term if you are considered to have your investment which produces the gain or loss for more than one year and short-term otherwise. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.

Your Tax Basis in the Securities

Your aggregate tax basis in units that you have purchased for cash will be equal to the cost of the units, including the initial sales fee. Your aggregate tax basis in units that you hold as a result of a rollover from an earlier portfolio will equal your basis in the Securities that were rolled over from the previous portfolio plus the proceeds (other than proceeds that were paid to you) from the sale of Securities that were not rolled over. You should not increase your basis in your units by deferred sales fees, organizational expenses or the Creation and Development Fee. The tax reporting form and annual statement you receive will be based on the net amounts paid to you, from which these expenses will already have been deducted. Your basis in Securities distributed to you will be the same as the portion of your basis in your units that is attributable to the distributed Securities, and your holding period for the distributed Securities will include your holding period in your units.

Expenses

If you are an individual who itemizes deductions, you may deduct your share of Portfolio expenses (other than deferred sales fees, organizational expenses and the Creation and Development Fee), but only to the extent that your share of the expenses, together with your other miscellaneous deductions, exceeds 2% of your adjusted gross income. Your ability to deduct Portfolio expenses will be limited further if your adjusted gross income exceeds a specified amount, currently $132,950 ($66,475 for a married person filing separately).

Foreign Taxes

Dividends paid with respect to any foreign Securities in the Portfolio will generally be subject to foreign withholding taxes. You will be considered to receive the entire amount of your share of these dividends, including your share of foreign taxes withheld. You may be eligible for a credit or a deduction for your share of these taxes to reduce your U.S. tax liability, subject to various requirements and limitations. You should consult your tax adviser in this regard.

State and Local Taxes

Under the income tax laws of the State and City of New York, the Portfolio will not be taxed as a corporation, and the income of the Portfolio will be treated as the income of the investors in the same manner as for federal income tax purposes.

Foreign Investors

If you are a foreign investor and you are not engaged in a U.S. trade or business, you generally will be subject to withholding tax at a rate of 30% (or a lower applicable treaty rate) on your share of dividends paid on any U.S. Securities in the Portfolio. You should consult your tax adviser about the possible application of federal, state and local, and foreign taxes.

Retirement Plans

You may wish to purchase units for an Individual Retirement Account ("IRAs") or other retirement plan. Generally, capital gains and income received in each of these plans are exempt from federal taxation. However, all distributions from these types of plans are generally treated as ordinary income, subject to tax-deferred rollover treatment in some cases. You should consult your attorney or tax adviser about the specific tax rules relating to these plans. These plans are offered by brokerage firms, including the Sponsor of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.

Supplemental Information

You can receive at no cost supplemental information about the Portfolio by calling the Trustee. The supplemental information includes more detailed risk disclosure and general information about the structure and operation of the Portfolio. The supplemental information is also available from the SEC. You may also obtain information about the issuers of the stocks in this Portfolio from the SEC, because each company is a reporting company.

REPORT OF INDEPENDENT AUDITORS

The Sponsors, Trustee and Holders of Equity Investor Fund, Biotechnology Portfolio 2001 Series A, Defined Asset Funds (the "Portfolio"):

We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Portfolio as of March 29, 2001. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of contracts to purchase securities and an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Portfolio as of March 29, 2001 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
New York, NY
March 29, 2001

Statement of Condition as of March 29, 2001
(Initial Date of Deposit)

Trust Property

Investments—Contracts to purchase Securities(1)	$350,815.00

Total	$350,815.00

Liability and Interest of Holders
Reimbursement of Sponsor for organization expenses(2)	$914.24

Subtotal	914.24

Interest of Holders of 354,358 Units of fractional undivided interest outstanding:(3)
Cost to investors(4)	$354,311.93
Gross underwriting commissions and organization expenses(5)(2)	(4,411.17)

Subtotal	349,900.76

Total	$350,815.00

       (1) Aggregate cost to the Portfolio of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on March 28, 2001. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by San Paolo Bank, New York Branch, in the amount of $350,880.70 and deposited with the Trustee. The amount of the letter of credit includes $350,815.00 for the purchase of securities.

       (2) A portion of the Unit Price consists of securities in an amount sufficient to pay all or a portion of the costs incurred in establishing the Portfolio. These costs have been estimated at $2.58 per 1,000 Units. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. If the actual organization costs exceed the estimated aggregate amount shown above, the Sponsors will pay for this excess amount.

       (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted to maintain the $999.87 per 1,000 Units offering price only for that day. The Unit Price on any subsequent business day will vary.

       (4) Aggregate public offering price computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on March 28, 2001.

       (5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Unit Price. A deferred sales charge of $2.50 per 1,000 Units is payable on October 1, 2001 and thereafter on the 1st day of each month through March 1, 2002; and monthly April 1, 2002 through September 1, 2002. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsor will be satisfied.

Defined Asset Funds®
Have questions ? Request the most recent free Information Supplement that gives more details about the Fund, by calling: The Chase Manhattan Bank 1-800-323-1508

Equity Investor Fund
Biotechnology Portfolio 2001 Series A
(A Unit Investment Trust)

This Prospectus does not contain complete information about the investment company filed with the Securities and Exchange Commission in Washington, D.C. under the:
  • Securities Act of 1933 (file no. 333-54948) and
  • Investment Company Act of 1940 (file no. 811-3044).
 To obtain copies at prescribed rates—
Write: Public Reference Section of the Commission
  450 Fifth Street, N.W., Washington, D.C. 20549-6009
 Call: 1-800-SEC-0330.
 Visit: http://www.sec.gov.

No person is authorized to give any information or representations about this Fund not contained in this Prospectus or the Information Supplement, and you should not rely on any other information.

When units of this Fund are no longer available, this Prospectus may be used as a preliminary prospectus for a future series, but some of the information in this Prospectus will be changed for that series.
Units of any future series may not be sold nor may offers to buy be accepted until that series has become effective with the Securities and Exchange Commission. No units can be sold in any State where a sale would be illegal.
100921RR—3/01

PART II

Additional Information Not Included in the Prospectus

A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series—573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series—573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series—573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filing indicated and made a part of this Registration Statement:

Merrill Lynch, Pierce, Fenner & Smith Incorporated	8-7221
Dean Witter Reynolds Inc.	8-14172

     B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

Merrill Lynch, Pierce, Fenner & Smith Incorporated	13-5674085
Dean Witter Reynolds Inc.	94-0899825
The Chase Manhattan Bank, Trustee	13-4994650

II-1

SERIES OF EQUITY INVESTOR FUND

DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

Series Number	SEC File Number
Focus Series Financial Portfolio	333-32179
S&P Industrial Portfolio 1998 Series H	333-64577

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet of Form S-6.

    The Prospectus.

    The Signatures.

    The following exhibits:

1.1	— Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to Amendment No. 2 to the Registration Statement on Form S-6 of Equity Income Fund, Select Growth Portfolio—1995 Series 2, Defined Asset Funds, Reg. No. 33-58535).
1.1.1	— Form of Standard Terms and Conditions of Trust Effective as of October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
1.2	— Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement under the Securities Act of 1933 of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
1.11.1	— Merrill Lynch Code of Ethics (incorporated by reference to Exhibit 1.11.1 to Post-Effective Amendment No. 2 to the Registration Statement of Equity Participation Series, Low Five Portfolio, Defined Asset Funds, 1933 Act File No. 333-05685.
1.11.2	— Equity Investor Fund Code of Ethics (incorporated by reference to Exhibit 1.11.2 to Post-Effective Amendment No. 2 to the Registration of Equity Participation Series Low Five Portfolio, Defined Asset Funds, 1933 Act File No. 333-05685).
3.1	— Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the heading "How The Fund Works—Legal Opinion" in the Prospectus.
5.1	— Consent of independent auditors.
9.1	— Information Supplement (incorporated by reference to Exhibit 9.1 to Post-Effective Amendment No. 16 to the Registration Statement of Equity Investor Fund, Second Exchange Series AT&T Shares, Defined Asset Funds, 1933 Act File No. 2-87566).

SIGNATURES

    The registrant hereby identifies the series numbers of Equity Investor Fund listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

    1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    3) That it has complied with Rule 460 under the Securities Act of 1933.

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement or Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in The City of New York and State of New York on the 29th day of March, 2001.

Signatures appear on pages R-3 and R-4.

    A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

Depositor

By the following persons, who constitute a majority of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated:	Powers of Attorney have been filed under Form SE and the following 1933 Act File Number: 333-70593

    GEORGE A. SCHIEREN
    JOHN L. STEFFENS

    JAY M. FIFE
     (As authorized signatory for Merrill Lynch, Pierce,
    Fenner & Smith Incorporated and
    Attorney-in-fact for the persons listed above)

DEAN WITTER REYNOLDS INC.
Depositor

By the following persons, who constitute a majority of the Board of Directors of Dean Witter Reynolds Inc.:	Powers of Attorney have been filed under Form SE and the following 1933 Act File Numbers: 33-17085, 333-13039, 333-47553, 333-89009, 333-39302 and 333-53964.

    BRUCE F. ALONSO
    STEPHEN S. CRAWFORD
    JAMES F. HIGGINS
    DONALD G. KEMPF, JR.
    JOHN J. MACK
    MITCHELL M. MERIN
    STEPHEN R. MILLER
    PHILIP J. PURCELL
    JOHN H. SCHAEFER
    ROBERT G. SCOTT
    JOSEPH G. SINISCALCHI

    By MICHAEL D. BROWNE
     (As authorized signatory for
    Dean Witter Reynolds Inc.
    and Attorney-in-fact for the persons listed above)